

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Marcy Syms, Chief Executive Officer
Syms Corp
One Syms Way
Secaucus, NJ 07094

>   **Re: Syms Corp**
>   **Form 10-K for the Fiscal Year Ended February 27, 2010**
>   **Filed May 13, 2010**
>   **Form 10-Q for Quarter Ended November 27, 2010**
>   **Filed January 6, 2011**
>   **Current Report on Form 8-K**
>   **Filed June 24, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed June 1, 2010**
>   **File No. 001-08546**

Dear Ms. Syms:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 27, 2010

Management's Discussion and Analysis, page 11

Results of Operations, page 13

1.   We note your disclosure on page 23 that you increased your reserve for inventory

obsolescence by $2.6 million increasing your reserve from $2.2 million at the beginning of fiscal 2009 to $4.4 million at the end of fiscal 2009. Tell us about the facts and circumstances surrounding this significant increase to your reserve, including if this amount related to inventory of Syms stores, Filene's stores or both, and revise future Exchange Act filings to provide related disclosure.

2.   We note the references on pages 13, 14 and elsewhere regarding the recession and "general economic conditions" when discussing net sales, comparable store sales, and other items. For example, you reference the recession on page 13 when discussing declines and state that "the remaining $9.8 million decline in sales relates primarily to stores closed in fiscal 2009." Revise management's discussion and analysis in future filings to provide further quantitative and qualitative disclosure that focuses on the analysis of material trends and uncertainties. Your management's discussion and analysis should give readers a view of the company through the eyes of management. See Release 33-8350.

Liquidity and Capital Resources, page 15

3.   We note the statement on page 15 that you are "in compliance in all respects" with the credit facility. In future filings revise to quantify any material covenants and ratios, and provide narrative disclosure addressing the degree to which you are in compliance with such thresholds. Please provide draft disclosure.

Certain Relationships, Related Transactions and Director Independence, page 20

4.   You indicate that you will provide the disclosures required by Item 13 of Form 10-K in your annual meeting proxy statement. We are unable to find disclosure regarding policies and procedures for transactions with related persons pursuant to Item 404(b) of Regulation S-K. Please confirm that in future filings you will provide the disclosure required by Item 404(b) of Regulation S-K, and provide us with draft disclosure.

Exhibits

5.   We note you have omitted the exhibits and schedules to your credit agreement filed as Exhibit 10.5. Similarly, you also omit attachments to your amended credit agreement filed with your Form 8-K filed on January 7, 2011. Please confirm that you will file your credit agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K, with your next periodic report.

6.   We note disclosure on page 16 indicating that Vornado Realty Trust paid some of the purchase price for Filene's. Please advise regarding the materiality of any agreements with Vornado covering, for example, ongoing leases.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

h. Merchandise Inventories, page F-6

7.	We note on October 4, 2009, you changed your method of accounting for inventories for Syms from FIFO, as determined by the retail inventory method, to the moving average cost method. Tell us and disclose how your new method of accounting is preferable. It appears that you have not reported a change in accounting principle through retrospective application of the new accounting principle to all prior years. Show us how your accounting complies with FASB ASC 250-10-45-5 and revise your financial statements and disclosures as appropriate.

8.	In connection with the comment above, it appears a preferability letter from your independent accountant was not filed. Please amend to file such letter or tell us why this letter is not required. Refer to SAB Topic 6G.2.b.

9.	In connection with the comments above, we note, as disclosed in your Form 10-Q for the Quarter Ended November 27, 2010, you reverted back to FIFO, as determined by the retail inventory method, for your inventory valuation of your Syms stores effective October 3, 2010. We also note that you made this change to convert your merchandise systems over to that used by Filene's. It appears that both Syms and Filene's were using the same inventory method upon your acquisition of Filene's in June 2009. Tell us why you changed your method of accounting for Syms to the moving average cost method for a period of approximately one year to a method that was different from Filene's. Also, provide us with the impact of your change back to the retail inventory method.

s. Gross Profit, page F-8

10.	We note that you classify a portion of the costs relating to your distribution network in selling and general and administrative expenses and occupancy costs. Please provide us with the dollar amount of these costs for each year presented. In order to enhance an investor's understanding of these expenses, please confirm in future Exchange Act filings you will disclose the amounts incurred for your distribution network that are not classified in cost of goods sold for each year for which financial statements are presented.

Definitive Proxy Statement Filed June 1, 2010

Executive Compensation, page 9

11.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your apparent conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

12.   We note the discussion on page 14 of "compensation ranges for executive officers" reflecting a review of compensation of executive officers "holding similar positions in retailers of relatively comparable size and orientation." We also note the statement that Ms. Syms's compensation reflects "a comparison with chief executive officer compensation of the Company's competitors." As it appears that this review is material to your compensation policies and decisions, please confirm that in future filings you will clarify how and to what extent benchmarking is used to compensate your executive officers; list the "Company's competitors" to which you benchmark; include a discussion of where actual payments fall within targeted parameters; and to the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. Please provide draft disclosure. See Item 402(b)(2)(xiv) of Regulation S-K.

13.   Please revise this section in future filings to explain in more detail why your compensation committee makes the compensation decisions that are reflected in the tables. You should clearly explain how and why qualitative inputs were ultimately translated into objective pay determinations. For example, based on the general background on pages nine and 10, it is unclear why Philip Piscopo and Gary Roberts received cash bonuses of $300,000 and $25,000, respectively, in fiscal year 2009 but other executives did not. As another example, we note the statement on page five that the Compensation Committee did not meet during fiscal 2009, "as all of its determinations were made by the full Board." It is unclear to what extent the Compensation Committee acts as a unit or makes recommendations to the full board. Please confirm that in future filings you will provide a more detailed discussion of the reasons why executives are compensated as they are, including discussion of the specific qualitative factors considered. Please provide draft disclosure.

<u>Form 10-Q for Quarter Ended November 27, 2010</u>

<u>Financial Statements</u>

<u>Notes to Financial Statements</u>

<u>Note 13 – Asset Impairment and Restructuring Charge, page 9</u>

14.   We note you recognized asset impairment charges in conjunction with closing
        underperforming stores during several quarters in the current fiscal year. Please provide
        us with the following information on how you tested the long-lived assets for
        recoverability:
        •   Clarify what you consider an asset group (e.g. individual store)
        •   Clarify how many asset groups were tested for impairment during the current
              fiscal year
        •   Clarify how many asset groups were considered at risk of impairment (i.e. the
              asset group has a fair value that is not substantially in excess of its carrying
              value)
        For any at risk asset group, provide us with (i) the percentage by which fair value
        exceeded carrying value as of the date of the most recent test, (ii) a description of the
        methods and key assumptions used and how the key assumptions were determined, (iii) a
        discussion of the degree of uncertainty associated with the key assumptions (i.e. the
        discussion regarding uncertainty should provide specifics to the extent possible (e.g., the
        valuation model assumes recovery from a business downturn within a defined period of
        time)), and (iv) a description of potential events and/or changes in circumstances that
        could reasonably be expected to negatively affect the key assumptions. In addition please
        clarify and explain your statement "the New Jersey distribution center will be converted
        into a cross-docking operations" and its impact on your operations.

<u>Form 8-K filed June 24, 2009</u>

15.   We note your acquisition of Filene's on June 19, 2009. Filene's appears significant
        to you at a level in excess of 50% requiring three years of annual audited financial
        statements. Accordingly, audited financial statements for Filene's for the fiscal years
        ended January 31, 2009, February 2, 2008 and February 3, 2007 as well as applicable
        interim financial statements and pro forma financial statements are required to be
        filed in a Form 8-K in accordance with Rule 3-05 of Regulation S-X. The staff
        stated in a letter to you dated February 17, 2010 it would not object if you satisfied
        the requirement for interim financial statements by filing financial statements for
        Filene's as of April 20, 2009 and for the period from February 1, 2009 to April 20,
        2009 and for the 13-week period ended May 3, 2008 in the amended Form 8-K.
        Please provide pro forma financial information that gives effect to the acquisition as

well. Please amend your Form 8-K to file these financial statements or tell us when such amendment will be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions may be directed to Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting issues and Edwin S. Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 for all other issues.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director